August 19, 2025

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Alan Campbell

Re:CytoDyn Inc.
Registration Statement on Form S-3
File No. 333-288970
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, CytoDyn Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3 filed on July 25, 2025 (Registration No. 333-288970) (the “Registration Statement”) so that the Registration Statement shall become effective at 9 am Eastern Time on August 21, 2025, or as soon as possible thereafter. The Company also requests that its letter requesting effectiveness at 8 am submitted on August 18, 2025, be withdrawn.

We would appreciate notification by telephone of the effective date of the Registration Statement and confirmation of such effectiveness in writing.

If you have any questions about the foregoing request, please contact our counsel, Mary Ann Frantz of Miller Nash LLP at (503) 205-2552, or the undersigned at (360) 980-8524. Thank you.

Very truly yours,

/s/ Robert Hoffman
Robert E. Hoffman
Chief Financial Officer